# SEC Schedule 13D/A (Amendment No. 39) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Carvana Co., CIK 0001690820
CUSIP: 146869102
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 E. Rio Salado Parkway, Tempe, Arizona (AZ), 85281
Date of event which requires filing of this statement: 04/29/2026
Filed by CIK 0001017608
Persons authorized to receive notices and communications: Ernest C. Garcia II, c/o Verde Investments, Inc., 1720 W. Rio Salado Parkway, Suite A, Tempe, Arizona (AZ), 85281, (602) 778-5000

## Reporting persons
- Ernest C. Garcia II (CIK 0001017608): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), affiliate funds (AF); sole voting power 42,442,317; shared voting power 0; sole dispositive power 42,442,317; shared dispositive power 0; aggregate amount beneficially owned 42,442,317 (22.9% of the class)
  Comment: All share numbers on these cover pages are presented as shares of Class A common stock, par value $0.001 per share (the "Class A Shares") of Carvana Co., a Delaware corporation (the "Issuer"), on an as-converted basis from Class A common units ("Class A Units") of Carvana Group, LLC, a Delaware limited liability company ("Carvana Group") and subsidiary of the Issuer, as further described herein.
  The number reported in rows 7, 9 and 11 is comprised of the Class A Shares held by: (i) Ernest C. Garcia II ("Mr. Garcia") (34,442,317 shares on an as-converted basis), (ii) ECG II SPE, LLC ("E-SPE") (4,000,000 shares on an as-converted basis), which Mr. Garcia wholly owns and controls, and (iii) ECG II SPE II, LLC ("E-SPE II") (4,000,000 shares on an as-converted basis), which Mr. Garcia wholly owns and controls.
  The number in row 13 is based on 143,257,677 Class A Shares outstanding as of April 27, 2026, and assuming the conversion of all Class A Units of Carvana Group held by Mr. Garcia into Class A Shares, in accordance with Rule 13d-3 of the Act.
- ECG II SPE, LLC (CIK 0001754720): type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); source of funds: affiliate funds (AF); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (2.7% of the class)
  Comment: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A Units of Carvana Group, as further described herein.
  
  Beneficial ownership of the Class A Shares owned by E-SPE is also attributable to Mr. Garcia, as the sole member of E-SPE, and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act. Please refer to Item 5 of this Schedule 13D for a description of the covered call transaction entered into by E-SPE.
  
  The number in row 13 is based on 143,257,677 Class A Shares outstanding as of April 27, 2026, and assuming the conversion of all Class A Units of Carvana Group owned by E-SPE into Class A Shares, in accordance with Rule 13d-3 of the Act.
- ECG II SPE II, LLC (CIK 0002055404): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (2.7% of the class)
  Comment: All share numbers on these cover pages presented as Class A Shares on an as-converted basis from Class A Units of Carvana Group, as further described herein.
  
  Beneficial ownership of the Class A Shares owned by E-SPE II is also attributable to Mr. Garcia, as the sole member of E-SPE II, and is therefore reported by more than one reporting person pursuant to Rule 13d-3 under the Act.
  
  The number in row 13 is based on 143,257,677 Class A Shares outstanding as of April 27, 2026, and assuming the conversion of all Class A Units of Carvana Group owned by E-SPE II into Class A Shares, in accordance with Rule 13d-3 of the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Carvana Co.
Address of issuer's principal executive offices: 300 E. Rio Salado Parkway, Tempe, Arizona (AZ), 85281
Comment:
EXPLANATORY NOTE
This Amendment No. 39 ("Amendment No. 39") to Schedule 13D is filed jointly by Mr. Garcia, E-SPE and E-SPE II (collectively, the "Reporting Persons") with respect to the Class A Shares, pursuant to their Joint Filing Agreement dated as of May 12, 2017, as amended and restated on September 27, 2018, April 3, 2020 and on May 1, 2026 (the "Joint Filing Agreement"), filed as an exhibit to the Schedule 13D originally filed on behalf of the Reporting Persons with the United States Securities and Exchange Commission (the "SEC") on May 12, 2017 and subsequently amended on May 9, 2018, May 23, 2018, September 17, 2018, September 28, 2018, October 22, 2018, November 8, 2018, March 15, 2019, April 1, 2019, May 20, 2019, June 26, 2019, April 3, 2020, June 16, 2020, November 6, 2020, December 9, 2020, January 7, 2021, January 28, 2021, February 24, 2021, March 16, 2021, April 14, 2021, May 12, 2021, May 27, 2021, June 22, 2021, July 13, 2021, August 2, 2021, August 26, 2021, February 7, 2022, April 29, 2022, June 15, 2022, August 25, 2023, November 13, 2023, May 14, 2024, July 1, 2024, August 1, 2024, September 9, 2024, October 25, 2024, December 16, 2024, May 13, 2025 and August 1, 2025 (the "Original Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 39 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) of the Original Schedule 13D is hereby amended to add the following:

As of the date of this statement, E-SPE II is the owner of 0 Class A Shares and 4,000,000 shares of Class B common stock. Mr. Garcia may be deemed to control E-SPE II. Mr. Garcia wholly owns E-SPE II.

The principal business of E-SPE II is to serve as a vehicle for future investments by Mr. Garcia. The directors and executive officers of E-SPE II are as follows: Mr. Garcia (Director and President), Steven P. Johnson (Director and Secretary) and Nancy V. Young (Treasurer).
Residence or business address:
Item 2(b) of the Original Schedule 13D is hereby amended to add the following:

The business address of E-SPE II, and each of the directors and officers of E-SPE II, is 1720 W. Rio Salado Parkway, Suite A, Tempe, AZ 85281.
Criminal convictions in the last five years:
Item 2(d) of the Original Schedule 13D is hereby amended to add the following:

None of E-SPE II or its directors and officers have been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Original Schedule 13D is hereby amended to add the following:

None of E-SPE II or its directors and officers have been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not, as a result of any such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.
Citizenship:
Item 2(f) of the Original Schedule 13D is hereby amended to add the following:

E-SPE II is a Delaware limited liability company and its directors and officers are United States citizens.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and restated to include the following information. The information set forth in Item 5 is incorporated by reference in its entirety into this Item 4.

The Reporting Persons' acquisitions of the securities reported herein were made for investment purposes. Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. However, in the future, the Reporting Persons will take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring or disposing of securities of the Issuer, entering into hedging or lending arrangements with respect to such securities, or formulating other purposes, plans, or proposals, in each case as circumstances may warrant.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: Item 5 of the Original Schedule 13D is hereby amended and supplemented to include the following information. The information set forth on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5. On May 1, 2026, E-SPE entered into a supplemental confirmation under the Master Terms and Conditions for Call Option Transactions, dated as of May 9, 2025, including a deemed ISDA 2002 Master Agreement (together, the "Master Terms and Conditions"), between E-SPE and Citibank, N.A. ("Citibank"), and sold to Citibank covered call options with respect to 4,000,000 shares of the Issuer's Class A common stock (collectively, the "Call Option"). The Call Option is comprised of European-style options exercisable only on May 21, 2027, under which Citibank may purchase up to an aggregate of (i) 2,000,000 shares at a price of $450.00 per share and (ii) 2,000,000 shares at a price of $500.00 per share. The Call Option is subject to a pledge to Citibank of Paired Interests consisting of 5,000,000 Class A Units and 4,000,000 shares of Class B common stock of the Issuer as collateral pursuant to that certain Security and Control Agreement, dated as of May 9, 2025 (the "Security and Control Agreement"). Mr. Garcia has also entered into a guarantee agreement (the "Guarantee"), in favor of Citibank pursuant to which, upon the occurrence of specified recourse events and the failure of E-SPE to pay or perform, Mr. Garcia guarantees the payment and performance of certain obligations of E-SPE under or in respect of the Master Agreement and Transactions governed by the Call Option MCA (as defined in the Guarantee), in each case as more fully described in the Guarantee. During the pendency of the Call Option, Mr. Garcia retains the right to vote the pledged securities and retains investment and dispositive power over the pledged securities, subject to the restrictions on transfer and the control rights set forth in the pledge arrangements (including Citibank's rights upon the occurrence of an event of default). The Call Option may only be physically settled and does not permit cash settlement. The foregoing descriptions are qualified in their entirety by reference to the Master Terms and Conditions, the Security and Control Agreement and the Guarantee, copies of which are filed as exhibits hereto or incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 5 is incorporated by reference in its entirety into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated as of May 1, 2026
Exhibit 99.2 Master Terms and Conditions for Call Option Transactions, dated as of May 9, 2025 (incorporated by reference to Exhibit 99.1 of that Schedule 13D/A filed May 13, 2025).
Exhibit 99.3 Security and Control Agreement, dated as of May 9, 2025 (incorporated by reference to Exhibit 99.2 of that Schedule 13D/A filed May 13, 2025).
Exhibit 99.4 Guarantee, dated as of May 9, 2025.

## Signatures
- Ernest C. Garcia II: /s/ Ernest C. Garcia II, Ernest C. Garcia II (05/01/2026)
- ECG II SPE, LLC: /s/ Ernest C. Garcia II, Ernest C. Garcia II, President (05/01/2026)
- ECG II SPE II, LLC: /s/ Ernest C. Garcia II, Ernest C. Garcia II, President (05/01/2026)